Bachoco Announces First Quarter 2017 Results

CELAYA, Mexico, April 27, 2017 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the first quarter ("1Q17") ending March 31, 2017. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$"), except earnings per share.

HIGHLIGHTS- 2017 vs. 2016

  Net sales increased 15.6% in 1Q17.
  EBITDA margin was 8.8% in 1Q17 vs 7.8% in 1Q16.
  Earnings per basic and diluted share were $1.09.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, "In Mexico, the quarter started with a high level of volatility, however, the Mexican peso strengthened at the end of the quarter, even so, the Mexican peso depreciated around 11% in the 1Q17 when compared with 1Q16.

Regarding the poultry industry, we observed good levels on the demand side that combined with a normalized growth rate in both Mexico and the US markets. This led to a good balance between supply and demand, allowing a price recovery when compared to the first quarter of 2016.

Sales and volume of our main product lines continued growing in both markets, which led us to an increase of 15.6% in total sales for 1Q17 when compared to the same quarter of 2016.

For 1Q17, we reached an EBITDA of $1,198.3 or 8.8% margin and earnings per basic and diluted shares were $1.09.

On the internal side, we continued investing in the growth of our Company. We continued with our CAPEX program, while taking advantage of projects we implemented to get closer to our customers.

In addition, the Company remained in a healthy financial condition as we reached a net cash level of $11,496.6 million, which will allow us to continue the support of our growth plans.

We will remain focused on continual improvements and efficiencies across all of our processes and working close to our customers"

RECENT DEVELOPMENTS
At its 2017 annual shareholders meeting, the Company announced the paying of cash dividends in the amount of $1.3 pesos per share (or $15.6 pesos per ADR).

Executive Summary
The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2016.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1Q17	1Q16	Change
	$	$	$	%
Net sales	13,684.9	11,839.3	1,845.6	15.6
Net sales in Mexico	9,949.3	8,821.5	1,127.8	12.8
Net sales in the U.S.	3,735.6	3,017.8	717.8	23.8

NET SALES BY SEGMENT
In millions of pesos	1Q17	1Q16	Change
	$	$	$	%
Net sales	13,684.9	11,839.3	1,845.6	15.6
Poultry	12,286.6	10,644.5	1,642.1	15.4
Other	1,398.3	1,194.8	203.5	17.0

NET VOLUME SOLD BY SEGMENT

In tons			Change
	1Q17	1Q16	Volume	%
Total sales volume:	528,099	521,417	6,681	1.3
Poultry	419,219	411,459	7,760	1.9
Others	108,880	109,959	(1,079)	(1.0)

In 1Q17, the Company's net sales totaled $13,684.9 million; $1,845.6 million or 15.6% more than $11,839.3 million reported in 1Q16. This was a result of price increases in peso terms and more volume sold in our main product lines.

In 1Q17, sales of our U.S. operations were strong and represented 27.3% of our total sales compared with 25.5% in 1Q16.

GROSS PROFIT
In millions of pesos	1Q17	1Q16	Change
	$	$	$	%
Cost of sales	11,493.3	10,012.2	1,481.1	14.8
Gross profit	2,191.6	1,827.2	364.4	19.9
Gross margin	16.0%	15.4%	-	-

The cost of sales totaled $11,493.3 million, representing $1,481.1 million or 14.8% higher than $10,012.2 million reported in the same period of 2016. This increase was a result of more volume sold and higher raw material costs in Mexican peso terms due to the depreciation of the Mexican peso.

The Company's gross profit in 1Q17 was $2,191.6 million, with a gross margin of 16.0%. This result is higher when compared to a gross profit of $1,827.2 million and a gross margin of 15.4% reported in 1Q16.

Selling, general and administrative expenses ("SG&A")
In millions of pesos
	1Q17	1Q16	Change
	$	$	$	%
Total SG&A	1,261.2	1,121.8	139.4	12.4

Total SG&A expenses in 1Q17 were $1,261.2 million; $139.4 million or 12.4% more than the $1,121.8 million reported 1Q16. Total SG&A expenses, as a percentage of net sales, represent 9.2% in 1Q17 and 9.5% in 1Q16.

other income (expense), net
In millions of pesos	1Q17	1Q16	Change
	$	$	$	%
Other income (expense), net	(0.5)	(9.1)	8.6	(94.2)

Other income or other expenses include the sale of byproducts and unused assets. We register such sales as expenses when the sales price is below the book value of those assets.

In 1Q17, we had other expenses of $0.5 million, compared with other expenses of $9.1 million reported in 1Q16.

OPERATING INCOME
In millions of pesos	1Q17	1Q16	Change
	$	$	$	%
Operating income	929.8	696.3	233.6	33.5
Operating margin	6.8%	5.9%	-	-

Operating income in 1Q17 totaled $929.8 million for an operating margin of 6.8%; higher than an operating income of $696.3 million and a 5.9% operating margin reported in 1Q16. The increase in operating income is mainly attributed to higher gross profit than in 1Q16.

NET FINANCIAL INCOME
In millions of pesos	1Q17	1Q16	Change
	$	$	$	%
Net Financial Income (Expense)	(69.7)	136.5	(206.2)	(151.1)
Financial Income	143.0	190.0	(47.0)	(24.7)
Financial Expense	212.7	53.5	159.2	297.5

In 1Q17, the Company reported net financial expenses of $69.7 million, compared to net financial income of $136.5 million reported in the same period of 2016, mainly due to exchange losses as the peso strengthened at the end of the quarter.

TAXES FOR THE PERIOD
In millions of pesos	1Q17	1Q16	Change
	$	$	$	%
Total Taxes	207.2	235.8	(28.6)	(12.1)
Income tax	131.2	157.5	(26.2)	(16.7)
Deferred income tax	76.0	78.4	(2.4)	(3.0)

Total taxes for the 1Q17 were $207.2 million, compared to $235.8 million in the same period of 2016.

NET INCOME
In millions of pesos	1Q17	1Q16	Change
	$	$	$	%
Net income	652.8	596.9	55.9	9.4
Net margin	4.8%	5.0%	-	-
Non-Controlling Interest income	0.7	1.7	(1.0)	n/a
Net controlling interest income	652.1	595.2	56.9	n/a
Basic and diluted income per share[1]	1.09	0.99	0.1	n/a
Basic and diluted income per ADR[2]	13.04	11.90	1.1	n/a
Weighted average Shares outstanding[3]	600,000	599,946	-	-

[1] In pesos
[2] in pesos, an ADR is equal to twelve shares
[3] In thousands of shares

The net income for 1Q17 was $652.8 million, representing a basic and diluted income of $1.09 pesos per share. This result compares to net income of $596.9 million, which represented a net income $0.99 pesos of basic and diluted income per share in 1Q16. Net margin for the 1Q17 was 4.8% compared to 5.0% reported in 1Q16.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	1Q17	1Q16	Change
	$	$	$	%
Net controlling interest income	652.1	595.2	56.9	9.6
Income tax expense (benefit)	207.2	235.8	(28.6)	(12.1)
Result in associates	0.7	1.7	(1.0)	(57.0)
Net finance (income) expense	69.7	(136.5)	206.2	(151.1)
Depreciation and amortization	268.5	224.8	43.7	19.4
EBITDA	1,198.3	921.1	277.2	30.1
EBITDA Margin (%)	8.8%	7.8%	-	-
Net sales	13,684.9	11,839.3	1,845.6	15.6

EBITDA in 1Q17 reached $1,198.3 million, representing an EBITDA margin of 8.8%, compared to an EBITDA of $921.1 million in 1Q16 with an EBITDA margin of 7.8%.

BALANCE SHEET DATA

BALANCE SHEET DATA
In millions of pesos	Mar 31, 2017	Dec. 31, 2016	Change
	$	$	$	%
TOTAL ASSETS	44,182.2	45,090.5	(908.2)	(2.0)
Cash and cash equivalents	15,409.8	15,651.5	(241.7)	(1.5)
Accounts receivable	3,078.5	3,778.0	(699.5)	(18.5)
TOTAL LIABILITIES	12,254.0	13,374.3	(1,120.3)	(8.4)
Accounts payable	3,347.2	3,836.4	(489.1)	(12.7)
Short-term debt	3,412.5	3,097.5	314.9	10.2
Long-term debt	500.7	950.4	(449.7)	(47.3)
TOTAL STOCKHOLDERS' EQUITY	31,928.3	31,716.2	212.1	0.7
Capital stock	1,174.4	1,174.4	-	-

Cash and equivalents as of March 31, 2017 totaled $15,409.8 million; $241.7 million or 1.5% less than $15,651.5 million as of December 31, 2016.

Total debt as of March 31, 2017 totaled $3,913.2 million, compared to $4,047.9 million reported as of December 31, 2016.

Net cash as of March 31, 2017 was $11,496.6 million, compared to net cash of $11,603.6 million as of December 31, 2016.

CAPEX

CAPITAL EXPENDITURES
In millions of pesos	2017	2016	Change
	$	$	$	%
Capital Expenditures	643.3	659.9	(16.6)	(2.5)

Total CAPEX for the 1Q17 was $643.3 million which was mainly allocated toward organic growth and productivity projects across all our facilities.

STOCK INFORMATION

STOCK INFORMATION

As of March 31, 2017
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$50,802

SHARE PRICE

	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Mar-17	85.84	80.23	84.97	54.55	48.32	54.24
Feb-17	83.53	79.53	80.08	49.08	46.20	47.88
Jan-17	87.48	80.47	80.98	49.02	46.42	46.43
Dec-16	85.65	78.99	84.75	49.69	45.76	49.02
Nov-16	82.70	77.88	80.60	52.56	45.92	46.90
Oct-16	84.26	81.26	83.70	53.23	50.77	52.90

Source: yahoo finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Miguel Ulloa	miguel.ulloa@bbva.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES CASA DE BOLSA	Martin Lara	mlarap@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $18.73 per USD$1.0, which corresponds to the rate at the close of March 31, 2017, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	March 31,	December 31,
In million pesos	2017	2017	2016*

TOTAL ASSETS	$ 2,358.9	44,182.3	45,090.5

Total current assets	1,376.8	25,788.1	26,930.4
Cash and cash equivalents	822.7	15,409.8	15,651.5
Total accounts receivable	164.4	3,078.6	3,778.0
Inventories	296.5	5,554.3	5,931.9
Other current assets	93.2	1,745.5	1,569.0

Total non current assets	982.1	18,394.2	18,160.1
Net property, plant and equipment	810.3	15,176.8	15,081.1
Other non current Assets	171.8	3,217.4	3,079.0

TOTAL LIABILITIES	$ 654.2	12,254.0	13,374.3

Total current liabilities	408.6	7,652.4	8,316.3
Notes payable to banks	182.2	3,412.5	3,097.5
Accounts payable	178.7	3,347.2	3,836.4
Other taxes payable and other accruals	47.7	892.6	1,382.4

Total long-term liabilities	245.7	4,601.6	5,058.0
Long-term debt	26.7	500.7	950.4
Other non current liabilities	10.9	203.8	195.0
Deferred income taxes	208.1	3,897.1	3,912.6

TOTAL STOCKHOLDERS' EQUITY	$ 1,704.7	31,928.3	31,716.2

Capital stock	62.7	1,174.4	1,174.4
Commission in shares issued	22.1	414.4	414.4
Repurchased shares	-	-	-
Retained earnings	1,566.8	29,346.7	28,694.6
Others accounts	50.1	938.2	1,378.9
Non controlling interest	2.9	54.6	53.9

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,358.9	44,182.3	45,090.5

*Audited

CONSOLIDATED STATEMENT OF INCOME
First Quarter Results, ended March 31:
-Unaudited-
	U.S. Dollar
In millions pesos	2017	2017	2016
Net sales	$ 730.6	13,684.9	11,839.3
Cost of sales	613.6	11,493.3	10,012.2
Gross profit	117.0	2,191.6	1,827.2
SG&A	67.3	1,261.2	1,121.8
Other income (expenses), net	(0.0)	(0.5)	(9.1)
Operating income	49.6	929.8	696.3
Net finance income	(3.7)	(69.7)	136.5
Income tax	11.1	207.2	235.8
Net Income	$ 34.9	652.8	596.9

Non-controlling interest	0.04	0.7	1.7
Net controlling interest profit	34.8	652.1	595.2
Basic and diluted earnings per share	0.06	1.09	0.99
Basic and diluted earnings per ADR	0.70	13.04	11.90
Weighted average Shares outstanding[1]	600,000	600,000	599,946

EBITDA Result	$ 64.0	1,198.3	921.1

Gross margin	16.0%	16.0%	15.4%
Operating margin	6.8%	6.8%	5.9%
Net margin	4.8%	4.8%	5.0%
EBITDA margin	8.8%	8.8%	7.8%

1In thousands
* Audited

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	March 31,
	2017	2017	2016

NET MAJORITY INCOME BEFORE INCOME TAX	$ 45.9	860.1	832.7

ITEMS RELATING TO INVESTING ACTIVITIES:	11.7	219.5	113.1
Depreciation and others	14.3	268.5	224.8
Income (loss) on sale of plant and equipment	0.3	6.0	0.7
Other Items	(2.9)	(55.0)	(112.4)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	57.6	1,079.5	945.8
CASH GENERATED OR USED IN THE OPERATION:	(21.3)	(398.8)	(1,028.5)
Decrease (increase) in accounts receivable	26.2	489.9	(335.6)
Decrease (increase) in inventories	19.2	358.9	432.6
Increase (decrease) in accounts payable	(35.7)	(667.9)	(813.5)
Increase (decrease) in other liabilities	(31.0)	(579.7)	(312.0)

NET CASH FLOW FROM OPERATING ACTIVITIES	36.3	680.7	(82.7)

NET CASH FLOW FROM INVESTING ACTIVITIES	(21.0)	(392.8)	(416.3)
Acquisition of property, plant and equipment	(34.3)	(643.3)	(659.9)
Proceeds from sales of property plant and equipment	0.7	12.9	4.9
Other Items	12.7	237.7	238.8

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	15.4	287.9	(498.9)

Net cash provided by financing activities:	(28.3)	(529.7)	(203.1)
Proceeds from loans	-	-	267.5
Principal payments on loans	(0.1)	(1.0)	(430.3)
Dividends paid	-	-	-
Other items	(28.2)	(528.6)	(40.2)
Net increase (decrease) in cash and equivalents	(12.9)	(241.7)	(702.0)

Cash and investments at the beginning of year	$ 835.6	15,651.5	15,288.9
CASH AND INVESTMENTS AT END OF PERIOD	$ 822.7	15,409.8	14,586.9

DERIVATIVES POSITION REPORT
First Quarter 2017
Thousands of Mexican Pesos, as of march 31, 2017										ANEXO 1
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			1Q-2017		4Q-2016		1Q-2017	4Q-2016
Forward Vanilla and KOT Forwards	Hedge	$1,655,671	$ 18.73		$ 20.64		$-146,878	$ 3,464	in 2017	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 8,122	CORN		CORN		-$ 3,601	-$ 19	in 2017
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			May-17	$ 3.643
			Jul-17	$ 3.718
			Sep-17	$ 3.793

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			May-17	$ 308.4
			Jul-17	$ 311.8	March-17	$ 316.6
			Aug-17	$ 312.3
			Sep-17	$ 312.4
			Oct-17	$ 311.4
Options of Corn	Hedge	$ -	CORN		CORN		$ -	-$ 47	2017
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					March-17	$ 3.5150
					May-17	$ 3.550

Options of soybean meal	Hedge	$ 3,466	SOYBEAN MEAL		SOYBEAN MEAL		-$ 70	$ 216	in 2017
			In USD per ton		In USD per ton
			month	price	month	price
					Mar-17	$ 316.6
			May-17	$ 308.4	May-17	$ 319.4

-The total financial instruments do not exceed 5% of total assets as of March 31, 2017.
-The notional value represents the net position as of March 31, 2017 at the exchange rate of Ps. 18.73 per one dolar.
-A negative value means an unfavorable effect for the Company.

First Quarter 2017
Thousands of Mexican Pesos, as of march 31, 2017						PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards Vanilla	-$ 146,878	$18.26	$ 19.20	$ 19.67	Direct	-$184,597	-$109,158	-$ 71,438
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 3,601	$ 3.460	$ 3.825	$ 4.007	The effect will materialize as the inventory is consumed	-$ 11,208	$ 4,005	$ 11,611
Futures of Soybean Meal: (2)		$ 293.0	$ 323.8	$ 339.2
Options for Corn	$ -	$ -	$ -	$ -		$ -	$ -	$ -
Options of Soybean Meal	-$ 70	$ 293.0	$ 323.8	$ 339.2		-$ 243	$ 103	$ 277

(1)The reference value is the exchange rate of Ps. $18.73 per USD as of March 31, 2017.
(2)The reference values are; the future of corn for May 2017, $3.6425 USD/bushel and the future of soybeanmeal for May 2017, $308.40 USD/ton.
All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3)The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

First Quarter 2017
Thousands of Mexican Pesos, as of march 31, 2017							STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla	-$ 146,878	$9.37	$14.05	$23.41	$28.10	Direct	-$901,274	-$524,076	$230,321	$607,519

CONFERENCE CALL INFORMATION
The Company will host its first quarter 2017 earnings call, on Friday, April 28th, 2017. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
Toll Local Mexico: 52 55 6722 5257
Toll free in Brazil: 0800 761 0710

A current list of available local and international free phone telephone numbers: http://web.meetme.net/r.aspx?p=12&a=UHUvWbCHlwLUu

Confirmation Number: 44798025

Visit the following link to access the webcast: http://event.onlineseminarsolutions.com/wcc/r/1413773-1/AB97361CCB92B5171A0C0ACB7F4710E6

COMPANY DESCRIPTION
Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER
The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:

Maria Guadalupe Jaquez
maria.jaquez@bachoco.net

Kathy Chaurand
kathy.chaurand@bachoco.net
T. +52(461)618 3555